J.W. KORTH & COMPANY LIMITED PARTNERSHIP

FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEAR ENDED DECEMBER 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934. A statement of financial condition
bound separately has been filed with the Securities and Exchange Commission
simultaneously herewith as a PUBLIC document.

CONFIDENTIAL

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-42712

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J.W. Korth & Company, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6500 Centurion Drive Suite 250
(No. and Street)

Lansing	MI	48917
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Holly MacDonald-Korth	305-668-8485	accounting@jwkorth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/09	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, Holly MacDonald-Korth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.W. Korth & Company, L.P., as of 12/31, 25, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
Expires 11/29/2028
Evangeline Andrews
My Commission HH 578382
STATE OF FLORIDA

Notary Public

Signature:

Title:
Managing Director

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONFIDENTIAL

J.W. KORTH & COMPANY LIMITED PARTNERSHIP

TABLE OF CONTENTS
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025
AND FOR THE YEAR THEN ENDED

CONFIDENTIAL



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Partners
J.W. Korth & Company Limited Partnership
Lansing, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.W. Korth & Company Limited Partnership, as of December 31, 2025, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.W. Korth & Company Limited Partnership as of December 31, 2025, and the results of its operations and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to J.W. Korth & Company Limited Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of J.W. Korth & Company Limited Partnership's financial statements. The supplemental information is the responsibility of J.W. Korth & Company Limited Partnership management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as J.W. Korth & Company Limited Partnership's auditor since 2020.

Norwell, Massachusetts
February 13, 2026




J.W. KORTH & COMPANY LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$	381,662
Deposit with Clearing Broker		100,000
Trading Securities, at Fair Value		361,747
Prepaid Expenses		15,452
Other Assets		287
Total Current Assets		859,148

PROPERTY AND EQUIPMENT, NET OF
ACCUMULATED DEPRECIATION

	2,544

OTHER ASSETS

Deposits	2,797
ROU Leased Asset	9,736
Goodwill	110,000
Total Other Assets	122,533

TOTAL ASSETS	$	984,225

LIABILITIES

Accounts Payable and Accrued Expenses	80,562
Commissions Payable	2,345
Lease Liability	10,324
Due to Parent	203,370
Total Liabilities	296,601

PARTNERS' CAPITAL

Partners' Capital	687,624
Total Partners' Capital	687,624

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	984,225

See accompanying notes to the financial statements.

Confidential

J.W. KORTH & COMPANY LIMITED PARTNERSHIP

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES

Trading Profits and Commissions	$	242,850
Investment Advisory Fees		27,872
Underwriting Income		82,910
Other Revenue		82,156
Total Revenues		435,788

EXPENSES

Clearing Costs	19,105
Licenses and Registrations	20,321
Rent and Office Expenses	31,201
Compensation and Other Related Benefits	140,137
Professional Fees	106,842
Telephone	6,546
Trading Technology	23,382
Other Expenses	17,625
Total Expenses	365,159

Net Gain from Operations	70,629

OTHER INCOME

Interest	32,523
Total Other Income	32,523

NET INCOME	$	103,152

See accompanying notes to the financial statements.

3

Confidential

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2025

	Partners' Capital
Balance at January 1, 2025	$ 584,472
Net Income	103,152
Balance at December 31, 2025	$ 687,624

See accompanying notes to the financial statements.

Confidential

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 103,152
Adjustments to Reconcile Net Income to	
Net Cash Provided by/(Used In) Operating Activities:	
Depreciation	796
Changes in Operating Assets and Liabilities:	
Trading Securities, at Fair Value	22,150
Prepaid Expenses	3,551
Other Assets	9
ROU Leased Asset	28,352
Accounts Payable and Accrued Expenses	(67,550)
Commissions Payable	(23,119)
Due to Parent	(390,048)
Securities Sold, not yet purchased	(8,140)
Lease Liability	(29,812)
Total Adjustments	(463,812)
NET CASH USED IN OPERATING ACTIVITIES	(360,660)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(360,660)
CASH AND CASH EQUIVALENTS – Beginning of Year	$ 742,322
CASH AND CASH EQUIVALENTS – End of Year	$ 381,662
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Cash paid during the year for Interest	$ -

See accompanying notes to the financial statements

Confidential

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS

J.W. Korth & Company Limited Partnership ("the Partnership") is a securities broker dealer registered with the Securities Exchange Commission and the states of Michigan, Florida, and various other states and an SEC registered investment adviser under the Investment Advisers Act of 1940. The Partnership is a licensed member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation, as well as a Municipal Securities Rulemaking Board (MSRB) registrant. Unless sooner terminated by law or as provided in the limited partnership agreement, the Partnership will terminate on December 31, 2040.

The Partnership has entered into a membership agreement with FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Partnership must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Partnership must refrain from holding customer funds or safe-keeping customer securities.

The Partnership is a wholly owned subsidiary of Korth Direct Mortgage, Inc. ("KDM").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and highly liquid investments with maturities of three months or less at the time of purchase.

GOODWILL

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Section 350 requires an annual assessment of the recoverability of goodwill using a two-step process. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment. Management conducted its annual assessment of goodwill impairment and determined that there were no indicators of goodwill impairment and therefore did not record an impairment loss for the year ended December 31, 2025.

REVENUE RECOGNITION

The Partnership's primary sources of revenue are generated from trading profits and commissions, underwriting income, and investment advisory fees.

Trading Profits and Commissions

Trading profits and commissions represent revenue generated through the trading of securities for its own account, as well as mark-ups, mark-downs, and commissions earned on trades for clients. Revenue from trading profits is recognized upon settlement of the securities transactions.

Investment Advisory Fees

Investment advisory fees represent revenue earned from advisory services provided to the Partnership's managed accounts. Investment advisory fees are generally recognized and settled on a quarterly basis, pursuant to the individual investment advisory agreements with each managed account.

Confidential

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Underwriting Income

Underwriting income represents revenue earned by the Partnership for underwriting and distribution of securities. Revenues from underwriting income are recognized on the settlement date of the trades. Generally, underwriting income comes from underwriting and distribution of KDM's mortgage securities.

The following table disaggregates the Partnership's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2025:.

Performance Obligations Satisfied at a Point in time	$ 407,916
Performance Obligations Satisfied Over Time	27,872
Total Revenues	$ 435,788

On January 1, 2018, the Partnership adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and supersedes most industry specific revenue recognition guidance. The majority of the Partnership's revenues come from trading profits and other sources, including commissions and underwriting profit. The Partnership adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. As part of the evaluation of effects of ASC 606 on Partnership's financial statements, management has analyzed contracts identifying revenues and costs within the scope of the standard and has not recognized any assets from costs to obtain or fulfill a contract with customers.

The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

DEPRECIATION

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, which consist of accounts receivable, prepaid expenses, accounts payable and other accrued liabilities, and commissions payable approximate their fair value due to the short-term maturity of these instruments.

LEASES

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic 842)." The standard requires organizations to recognize right-of-use ("ROU") assets and lease liabilities on the Statement of Financial Condition and disclose key information about leases that were historically classified as operating leases under previous GAAP. As part of the adoption of this standard, the Company recognizes lease liabilities with a corresponding ROU leased asset of approximately the same amount based on the present value of the remaining lease payments pursuant to current leasing standards for existing operating leases.

Confidential

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

No provision for federal income taxes is required for the Partnership since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

NOTE 3 -   CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

The following table provides a reconciliation of cash and cash equivalents to amounts shown in the statement of cash flows:

	January 1, 2025	December 31, 2025
Cash and Cash Equivalents	$ 742,322	$ 381,662

NOTE 4 -   FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership can access at the measurement date.

•   Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

•   Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Valuation Techniques

The Partnership values investments in trading securities and securities sold, not yet purchased, that are freely tradable at their last sales price as of the last business day of the year.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Confidential

NOTE 4 - FAIR VALUE MEASUREMENT (Continued)

Fair Value Measurements at Reporting Date Using:

	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025				
Financial Assets:				
Corporate Bonds	$ 361,747	$ -	$ 319,756	$ 41,991
Total Financial Assets	$ 361,747	$ -	$ 319,756	$ 41,991
Financial Liabilities:				
Total Financial Liabilities	$ -	$ -	$ -	$ -

The Partnership's policy for recording transfers between levels of the fair value hierarchy is to recognize as of the financial statement date. For the year ended December 31, 2025, there were no transfers between levels.

The Partnership owns 225,000, $1 par value of defaulted Banco Cruzeiro del Sur bonds. As of December 31, 2025, the value of these bonds was $41,991, which management believes to be the fair value expected to be received from the receiver handling the liquidation of the company in Brazil. We therefore carry them at par value. The Partnership also holds $319,756 of Mortgage Secured Notes ("MSNs") in KDM.

NOTE 5 - CLEARING ARRANGEMENT

The Partnership clears on a fully-disclosed basis with RBC Capital Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

Equipment	$ 18,700
Furniture and Fixtures	25,726
	44,426
Accumulated Depreciation	(41,882)
NET PROPERTY AND EQUIPMENT	$ 2,544

Depreciation expense was $796 for the year ended December 31, 2025.

Confidential

NOTE 7 -   NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital as defined in such Rule. At December 31, 2025, the Partnership's net capital was $434,064 compared with the required minimum net capital of $100,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2025, the Partnership's ratio was 6.59 to 1.00.

NOTE 8 -   COMMITMENTS

The Partnership leases office space in Lansing, Michigan. The operating lease agreements include provisions for additional payments to cover common areas, direct operating expenses, utilities, parking, and taxes.

The net present value of future lease payments pursuant to the operating lease agreements are included in the ROU Leased Asset and the Lease Liability accounts on the Statement of Financial Condition. The ROU Leased Asset represents the right to use an underlying asset for the remaining lease term. The Lease Liability represents the obligation to make lease payments pursuant to the terms of the lease agreements.

Rental expense for the year ended December 31, 2025 was $31,201 which includes additional expenses for common area, direct operating expense, utilities, parking, and taxes.

As of December 31, 2025, the net present value of the future lease liabilities, using the weighted-average discount rate of 4.24%, which is commensurate with the Partnership's secured borrowing rate, over the weighted average remaining life of .3 years was $10,324.

The following is a schedule of the maturities of future lease payments over the remaining life of the operating leases, reconciled to the net present value as of December 31, 2025:

	Future Lease Payments
2026	$ 10,415
Total Lease Payments	10,415
Less: Imputed Interest	(91)
Present Value of Lease Liability	**$ 10,324**

NOTE 9 -   CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents and positions held in securities.

The Partnership engages in proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

The Partnership maintains a cash balance in a national financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2025, the Partnership had no uninsured cash balances in financial institutions.

The Partnership deposits its cash with FDIC insured financial institutions and has cash on deposit with the clearing broker. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk.

Confidential

NOTE 10 -   INDEMNIFICATIONS

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 11 -   MAJOR CUSTOMERS

For the year ended December 31, 2025, KDM, the Partnership's parent company generated 19.1% of total revenue through underwriting profit.

NOTE 12 -   CONTINGENCIES

On December 10, 2014, the Partnership and its managing partner received a Notice of Complaint ("Complaint") from the Financial Industry Regulatory Authority ("FINRA") Department of Enforcement. The Complaint alleged that the Partnership had charged its customers excessive markups and markdowns on certain municipal and corporate bond transactions and CMO (collateralized mortgage obligation) transactions between April 2009 and December 2011. On January 26, 2017, the FINRA Office of Hearing Officers ordered the Partnership to pay $29,000 in refunds to customers and to retain a consultant to establish policies to ensure that the Partnership does not charge prices in excess of what is fair and reasonable. Believing that it had acted at all times in a manner consistent with regulatory requirements, the Partnership appealed the FINRA order to the FINRA National Adjudicatory Council and, subsequently, to the Securities and Exchange Commission ("SEC"). On April 1, 2022, the SEC confirmed FINRA's order. In accordance with FINRA's order, the Partnership retained an independent pricing consultant and in 2024 the Partnership will pay refunds to customers in the amount approved by FINRA. As of December 31, 2025, the Partnership accrued $15,213 in refunds to customers.

The Company was previously involved in a legal matter that has since been resolved through a negotiated settlement. The Company did not admit any responsibility or wrongdoing, and the settlement was reached solely to amicably resolve the dispute and avoid the expense and uncertainty of litigation

NOTE 13 -   RELATED PARTY TRANSACTIONS

From time to time, the partnership purchases MSNs from KDM and holds them in its brokerage account. The Partnership has an intercompany balance with its parent company, KDM. The balance as of December 31, 2025, was $203,370 and is included in due to parent in the accompanying statement of financial condition.

NOTE 14 -   INCOME TAXES

The Partnership does not directly pay income taxes; KDM, its parent company, is a corporation subject to state and federal taxes.

Confidential

NOTE 15 – SEGMENT REPORTING

The Company operates as a single reportable segment, providing broker-dealer and related financial services. The Managing Director, who is the Company's Chief Operating Decision Maker ("CODM"), evaluates performance, makes operating decisions, and allocates resources based on the revenue and gross profit information. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

NOTE 16 - SUBSEQUENT EVENTS

There are no subsequent events.

Confidential

SUPPLEMENTARY INFORMATION

Confidential

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

NET CAPITAL
　　Total partners' capital qualified for net capital $ 687,624

DEDUCTIONS AND/OR CHARGES
　　Non-allowable assets:
Securities not readily marketable   41,991
　　Prepaid expenses, other assets and deposits   18,536
　　Property and equipment, net   2,544
　　Goodwill   110,000
　　　Total Non-Allowable Assets   173,071

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION   514,553

HAIRCUTS ON SECURITIES   80,489

NET CAPITAL   434,064

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
　　Minimum dollar net capital requirement of reporting broker or dealer   100,000

EXCESS NET CAPITAL $ 334,064

AGGREGATE INDEBTEDNESS
　　Payables and other liabilities   286,277
　　Total Aggregate Indebtedness $ 286,277

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   6.59 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5.

Reconciliation of Net Capital with the Company's computation on the initial Part IIA of Form X-17A-5
as of December 31, 2025

	Partners' Capital	Net Capital
As reported (unaudited)	$ 687,624	$ 434,064
Adjustments to the initial filing:		
Total changes from initial filing	-	-
As reported in the audited statement of financial condition	$ 687,624	$ 434,064

Confidential

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE II
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

The Partnership is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Partnership did not hold customers' funds or securities. The Partnership was in compliance with the conditions of exemption.

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

The Partnership is exempt from the provisions of Rule 15c3-3 as of December 31, 2025 under the Securities Exchange Act of 1934, in that the Partnership's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

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LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Partners
J.W. Korth & Company Limited Partnership
Lansing, Michigan

We have reviewed management's statements, included in the accompanying exemption report, in which (1) J.W. Korth & Company Limited Partnership identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.W. Korth & Company Limited Partnership claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) J.W. Korth & Company Limited Partnership stated that J.W. Korth & Company Limited Partnership met the identified exemption provisions throughout the most recent year without exception. J.W. Korth & Company Limited Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.W. Korth & Company Limited Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as J.W. Korth & Company Limited Partnership's auditor since 2020.

Norwell, Massachusetts
February 13, 2026

Members of AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of mgiworldwide

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
EXEMPTION REPORT IN ACCORDANCE WITH SEC RULE 17a-5

J.W. Korth & Company Limited Partnership (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership makes the following assertions regarding this exemption to SEC Rule 17a-5:

a. J.W. Korth & Company Limited Partnership is claiming an exemption under SEC Rule 15c3-3(k)(2)(ii) (the "Exemption Provision").

b. J.W. Korth & Company Limited Partnership have met the Exemption Provision from January 1, 2025 to December 31, 2025 without exception.

These assertions are the responsibility of management. The Partnership acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2025.

The Partnership has made available to the accountants all records and other information relevant to the Partnership's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning the exemption provisions, received through.

There were no events, subsequent to the period addressed in the Partnership's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

J.W. KORTH & COMPANY LIMITED PARTNERSHIP

I, Holly MacDonald-Korth, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Holly MacDonald-Korth
Managing Director

February 13, 2025

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